No. 26/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 30, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....

Name: Rolf Zaugg
Title: Senior Counsel
a. i. Head of GLS-Corporate & Financial Law

Date: May 30, 2002

swisscom fixnet

Press release

Danzas to take over physical logistics of Swisscom Fixnet

As of 1 July 2002, Swisscom Fixnet will outsource its non-core physical logistics business to Danzas AG. Both companies have signed a contract to this effect. Danzas AG is one of the leading logistics providers in Switzerland. All 78 logistics employees at Swisscom Fixnet will retain their jobs and continue to be employed under the terms and conditions of the Swisscom Collective Employment Agreement.

The new partner Danzas wishes to continue to operate the physical logistics of Swisscom Fixnet in a sustained and profitable manner. All current Swisscom Fixnet employees will continue to be employed by Danzas under the terms and conditions of the present Collective Employment Agreement. 73 Swisscom Fixnet employees will be offered a contract with Danzas from 1 July 2002; five others will continue to work in logistics for Swisscom Fixnet.

Concentration on core business

Physical logistics is not part of Swisscom Fixnet's core business. Swisscom Fixnet operates a modern high-bay warehouse at its site in Ostermundigen, but this can no longer be fully used. Internal cost pressures have led to a requirement for logistics services at market prices which can no longer be guaranteed with the existing structures. The aim is to acquire third-party customers. The "Solutions" business unit at Danzas has extensive experience in the operation of logistics centres and is internationally acclaimed as a professional logistics provider in the field of telecommunications. Danzas has reaffirmed its desire for long-term cooperation and sees the area of logistics as an opportunity to extend this cooperation. As a customer, Swisscom Fixnet fits into the Danzas Switzerland strategy.

The new partner

With 45,000 employees on all continents and revenues of almost CHF 14 billion (2001), the Danzas Group is one of the leading logistics providers worldwide. Today, the company that was founded in 1815 with headquarters in Basle is a one hundred percent subsidiary of Deutsche Post World Net. As well as conventional air and sea freight services and a highly developed European road and rail transport network, Danzas offers state-of-the-art integrated logistics solutions. To this end, Danzas has developed tailored logistical products in the area of supply chain management for various industrial sectors, including telecommunications.

Berne, 30 May 2002

Swisscom Ltd Phone +41 31 342 91 93